BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

June 18, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Capital Cash Management Trust
Registration Statement on Form N-1A
(File No. 811-2481)

Ladies and Gentlemen:

This letter is to respond to a comment we received from Mr. Edward Bartz of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 37 to the Registration Statement on Form N-1A for Capital Cash Management Trust (the “Registrant”).  Following is the Staff’s comment and the Registrant’s response thereto:

Comment:
The Staff noted that the Registrant states in the Registration Statement that it has not offered its shares to the public since December 2, 2003.  The Staff asked the Registrant to confirm that all of its outstanding shares are held by the Registrant’s sponsor or an affiliate of the Registrant’s sponsor.

Response:
The Registrant confirms that all of its outstanding shares are held by Aquila Investment Management LLC, the Registrant’s administrator and a wholly-owned subsidiary of the Registrant’s sponsor, Aquila Management Corporation.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz